UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-69390 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PZENA FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 Park Avenue, 8th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jessica Doran | (212) 583-1304 | doran@pzena.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi & Co., CPAs, P.C.
(Name – if individual, state last, first, and middle name)

| 360 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 606 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jessica Doran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pzena Financial Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COLETTE STORTI-ROBERTS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01ST6441533
MY COMMISSION EXPIRES 9/26/2026

Signature: [signature]

Title: Principal Financial and Operations Officer

[signature] Colette Storti-Roberts
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PZENA FINANCIAL SERVICES, LLC**
**(A Delaware Limited Liability Company)**


**Financial Statement**
**For the Year Ended December 31, 2024**


**With Report of Independent Registered Public Accounting Firm Thereon**

**PZENA FINANCIAL SERVICES, LLC**
**(A Delaware Limited Liability Company)**

**Table of Contents**



GRASSI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Pzena Financial Services, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Pzena Financial Services, LLC (the “Company”) as of December 31, 2024, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pzena Financial Services, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as Pzena Financial Services, LLC’s auditors since 2023.

New York, New York
February 19, 2025

1

360 MADISON AVENUE, 7TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSIADVISORS.COM


**PZENA FINANCIAL SERVICES, LLC**
**(A Delaware Limited Liability Company)**

**STATEMENT OF FINANCIAL CONDITION**

**As of December 31, 2024**
**(in thousands)**


**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 903 |
| Receivable from Related Party, Net | | 96 |
| **TOTAL ASSETS** | $ | 999 |

**LIABILITIES AND MEMBER'S EQUITY**

Liabilities:

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 326 |
| TOTAL LIABILITIES | | 326 |

Commitments and Contingencies (See Note 4)

Member's Equity:

| | | |
|---|---|---:|
| Member's Equity | | 251 |
| Undistributed Earnings | | 422 |
| TOTAL MEMBER'S EQUITY | | 673 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 999 |


The accompanying notes are an integral part of these financial statements.


**PZENA FINANCIAL SERVICES, LLC**
**(A Delaware Limited Liability Company)**
**Notes to Financial Statements**
**For the Year Ended December 31, 2024**

**Note 1—Organization**

Pzena Financial Services, LLC ("PFS" or the "Company"), was formed as a limited liability company under the laws of the State of Delaware on October 15, 2013. The Company is a wholly-owned subsidiary of Pzena Investment Management, LLC ("PIM" or the "Investment Advisor"), an investment advisor which is registered under the Investment Advisors Act of 1940 and is headquartered in New York, New York. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent of private placement vehicles managed by the Investment Advisor as well to assist the Investment Advisor in establishing distribution channels with other broker-dealers and institutions who will directly market certain registered investment companies to the public. The Company is registered under the applicable state law and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced operations pursuant to its FINRA Membership Agreement on July 21, 2014.

**Note 2—Summary of Significant Accounting Policies**

***Basis of Presentation:***

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Brokers and Dealers*. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

***Management's Use of Estimates:***

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

***Revenue Recognition:***

The Company follows the provisions of ASC Topic 606, *Revenue from Contracts with Customers*. Revenue is comprised of fees from marketing and placement services ("Marketing Fees and Placement Fees") performed by the Company as outlined in the marketing agreement ("Marketing Agreement") entered into with the Investment Advisor. Revenue is recognized when it is earned in accordance with the Marketing Agreement. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero.

Revenue from fees is disaggregated by marketing and placement services for the year ended December 31, 2024 as follows (in thousands):

| | | |
|---|---|---|
| Marketing Fees | $ | 5,094 |
| Placement Fees | | 882 |
| Total Revenue | $ | 5,976 |

***Accounts Payable and Accrued Expenses:***

Accounts Payable and Accrued Expenses are comprised of amounts related to employee commissions, taxes, and audit fees accrued but not yet paid.

***Employee Costs – Commission:***

Commissions to registered representatives for services performed during the year are recognized as accrued expenses on the statement of financial condition, with a corresponding expense on the statement of operations.

***Concentrations of Credit Risk:***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts whose balances may exceed federally insured limits.

***Facilities:***

Payments as outlined in the space-sharing agreement between the Company and the Investment Advisor are recognized as an expense in the statement of operations over the period of the agreement.

***Income Taxes:***

The Company is a limited liability company that is a disregarded entity for tax purposes and files consolidated returns with the Investment Advisor. The Investment Advisor is a limited liability company that has elected to be treated as a partnership for tax purposes. It does not make a provision for federal or state income taxes because it is the individual responsibility of the Investment Advisor's members to separately report their proportionate share of the Company's taxable income or loss. The Investment Advisor makes a provision for New York City Unincorporated Business Tax ("UBT"). Pursuant to ASC Topic 740, *Income Taxes,* the Company has elected to recognize its income tax expense using the pro rata allocation methodology reflecting current and deferred income taxes based on the pro rata contribution to the consolidated tax expense or benefit. The Company has made a provision for New York City UBT.

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the ASC Topic 740. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets.

Uncertainty in income tax positions is accounted for by recognizing in the financial statements the benefit of a tax position when it is more-likely-than-not that the tax position would be sustained upon examination by the taxing authorities based on the technical merits of the position.

As of December 31, 2024, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Investment Advisor is generally no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for any year prior to 2021. All tax years subsequent to, and including, 2021 are considered open and subject to examination by tax authorities.

ASC Topic 740 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements.

*Segment Reporting:*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## Note 3—Related Party Transactions

*Marketing and Placement Fees*

Pursuant to the Marketing Agreement between the Company and the Investment Advisor, Marketing Fees and Placement Fees are earned by the Company for marketing and marketing support services. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero. The Company received Marketing Fees and Placement Fees in the amount of $5,094 thousand and $882 thousand, respectively, for the year ended December 31, 2024.

*Expense Allocation*

Pursuant to a service agreement (the "Management and Expense Sharing Agreement") between the Company and the Investment Advisor, the Investment Advisor may provide administrative assistance to the Company, including but not limited to accounting, administrative, personnel-related, technology, occupancy, and any reasonable services requested by the Company to the Investment Advisor, which is billed to the Company per the terms of the Management and Expense Sharing Agreement. Such services are generally billed based on time spent on broker-dealer activities by employees of the Investment Advisor. During the year ended December 31, 2024, the Company recognized $5,487 thousand of operating expenses for services provided by the Investment Advisor.

*Receivable/Payable from/to Related Party*

The Company has receivables due from and payables due to the Investment Advisor associated with its Marketing Fees and Placement Fees, and Expense Allocation, respectively. The Company also reflects payables due to the Investment Advisor associated with any expenses of the Company paid for by the Investment Advisor. The net amount of these receivables and payables due to/from the Investment Advisor is recorded as a Receivable from Related Party, Net on the statement of financial condition. The details of Receivable from Related Party, Net as of December 31, 2024 are as follows (in thousands):

| | |
|---|---:|
| Receivables from Related Party | $ 6,021 |
| Payables to Related Party | (5,925) |
| Total Receivable from Related Party, Net | $ 96 |

## Note 4—Commitments and Contingencies: Indemnifications

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote.

**Note 5—Commitments and Contingencies: Lease**

The Company shares office space under a cancelable Space-Sharing Agreement between the Company and the Investment Advisor, which expires when terminated by either party as set forth in the agreement or upon expiration of the Investment Advisor's lease for the space. The Space-Sharing Agreement may be amended from time to time to reflect increases in operating expenses.

Lease expenses paid to the Investment Advisor under this agreement for the year ended December 31, 2024 was $12 thousand and is included in General and Administrative Expense.

**Note 6—Income Taxes**

The components of income tax expense for the New York City UBT for the year ended December 31, 2024 are as follows (in thousands):

|  |  |  |
|---|---|---|
| Current Taxes | $ | 97 |
| Deferred Taxes | | - |
| Total Income Tax Expense | $ | 97 |

The New York City UBT imposes a 4% tax on the Company's allocable New York City taxable income. The effective tax rate reflected in the provision for income taxes reported for financial reporting purposes for the year ended December 31, 2024 is 47.6%. The variance between the effective tax rate and the statutory rate of 4% represents the effect of certain permanently non-deductible expenses.

**Note 7—Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). As of July 21, 2014, FINRA approved the Company maintain a minimum net capital requirement of $5 thousand. As of December 31, 2024, the Company's net capital requirement was $22 thousand pursuant to SEC Rule 15c3-1(a)(1)(i) (the Aggregate Indebtedness Standard). The Company's net capital requirement is computed as 6-2/3% of the Company's aggregate indebtedness, which is equivalent to the Company's total liabilities. As of December 31, 2024, the Company had excess net capital of $555 thousand.

**Note 8—Subsequent Events**

The Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 19, 2025, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosure and/or adjustments to the financial statements.